Via Facsimile and U.S. Mail
Mail Stop 4720

July 1, 2009

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-08787

Dear Ms. Shannon:

        We have completed our review of your Forms 10-K and related filings and have
no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief